Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: August 2, 2021

© Wejo Ltd. Investor Presentation August 2021

Disclaimer

Forward-Looking Statements.

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.'s ("Virtuoso") and Wejo Limited's, a private limited company incorporated under the laws of England and Wales with company number 08813730 ("Wejo") actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso's and Wejo's expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso's and Wejo's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the "Merger Agreement"); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the "Company") and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo's business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company's common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso's most recent filings with the SEC and is contained in the Company's preliminary Form S-4 (the "Form S-4"), which was filed on July 16, 2021, including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso's common stock in connection with Virtuoso's solicitation for proxies for the vote by Virtuoso's stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso's final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso's officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso's stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC's web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso's stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso's directors and executive officers in Virtuoso's final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso's stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso's and Wejo's participants in the solicitation, which may, in some cases, be different than those of Virtuoso's and Wejo's equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

wejo © Wejo Ltd.

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© Wejo Ltd. Introduction to Wejo

Wejo's Mission and Its Impact



Richard Barlow
Founder & CEO, Wejo

Wejo stands for **We Journey.**

My vision has always been to **transform connected vehicle data** into **data for good**, revolutionizing the way we live, work and travel.

Wejo is a leader **in connected vehicle data**. Wejo onboards and standardizes over 16 billion data points every day, directly from live connected vehicles. This vast, unique data set enables Wejo to deliver mobility intelligence products, as live streams, aggregated data and OEM applications.

Wejo began life as a **data monetization platform** where we are demonstrating leadership and scaling past traffic management. We're now building **SaaS** solutions for and with OEMs, delivering unique intelligence about vehicle use and performance. Wejo SaaS solutions also create incredible experiences for drivers such as crowd sharing of curbside parking availability, reducing emissions and congestion.

Ultimately, Wejo expects to become the communications and data stack for all connected vehicles.


SAFER ROADS
LESS CONGESTION
REDUCED EMISSIONS
UNIQUE INSIGHTS
DRIVER DELIGHT
"The connected vehicle market will grow from ~11% today to 44% of the global car park by 2030"

wejo © Wejo Ltd.

Source: Wejo management, PTOLEMUS Consulting

4

© Wejo Ltd. Wejo at a Glance MARKETPLACES 200+ WEJO TEAM 225+ CUSTOMER & PARTNER AGREEMENTS 274 DATA POINTS INGESTED 10 TRILLION+ ACTIVE LIVE STREAMING VEHICLES 11 MILLION+ OEMs & TIER 1s 17 CONTINENTS 4 PENDING + GRANTED PATENTS 24+1 WEJO DATA SUPPLY 50 MILLION Vehicle supply base 16 BILLION Data points ingested per day 391 BILLION Miles curated 6.3 PETABYTES Data ingested 48.8 BILLION Journeys ~414 THOUSAND Data points ingested per second 73 MILLION Journeys per day INSTAGRAM FOLLOWERS 5 MILLION+ Source: Wejo management 5

© Wejo Ltd. Transaction Overview Seller Rollover Proceeds to Selling Shareholders Cash to Balance Sheet Estimated Transaction Expenses Total Uses Market Opportunity

© Wejo Ltd. Connected Vehicle 2030 Market Size Represents the entire estimated size of the market for connected vehicle data Wejo’s 2030 Serviceable Addressable Market Wejo’s SAM consists of opportunities in 8 fields of use and SaaS solutions for OEMs & Tier 1s Wejo Sales Today Wejo’s sales today is almost entirely driven by Traffic Management (Marketplace) ~ 5 - 10X Others In Market Today Reflecting Strong Data and Products Available Connected Vehicle Data Market Size $500bn+ Wejo SAM $61bn Source: Market sizing data per PTOLEMUS Consulting, Gartner and Wejo internal research Wejo Holds a Leading Position in a Massive Addressable Market 7

© Wejo Ltd. The Universe of Connected Vehicles is Rapidly Expanding In 2030, connected vehicles to account for 44% of all cars globally Total Number of Connected Vehicles (Millions) 10x Growth Wejo connected vehicle supply b ase (est) 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 60 80 103 129 159 196 226 265 308 351 396 439 481 522 561 600 Connected vehicles live on Wejo platform Source: Market sizing data per PTOLEMUS Consulting, Gartner and Wejo internal research 14 30 55 88 124 163 205 248 282 299 From 2020 to 2030, the total number of connected vehicles is projected to triple 8

© Wejo Ltd. Wejo’s Growth: Proven Model, New Fields of Use Wejo has proven traction in Traffic Management and Advertising, driving growth through 6 new fields of use over the next 3 years 2021 2023 2022 Demonstrated value in Traffic Management with key customers purchasing data including traffic, journey, environmental, road networks, and more Live Today Traffic Mgt Advertising Usage Based Insurance Car Sharing & Rental Payments Fleet Management Services Roadside Assistance Source: Wejo management Remote Diagnostics Future Fields of Use & Target Customers 9 SaaS Solutions

© Wejo Ltd. Wejo is Strongly Positioned in the Competitive Landscape OEM Relationships ● ◔ ◑ ◔ ◕ ◕ Proprietary Data Set ● ◔ ◑ ◕ ◔ ◔ Breadth of Products ● ◑ ● ◔ ◕ ◕ Geographical Coverage ◕ ◑ ● ◔ ◑ ● Revenue Model ● ◔ ◑ ◔ ● ● Breadth & Depth of Target Markets ● ◑ ◑ ◑ ◔ ◔ Security Certificates ● ◑ ◑ ◔ ◑ ● Richness of Data Analytics ● ◑ ◑ ◔ ◑ ◔ SaaS Solutions for OEMs & Tier 1s ◕ ◔ ● ◔ ◕ ◑ Source: Wejo management Fullness of circles relative to strength of competitive positioning ● 10

© Wejo Ltd. Why Wejo Leads

© Wejo Ltd. Wejo is a Leader in the Connected Vehicle Data Market Backed by Key Strategic Investors Including and Location Environment Diagnostic Camera In - Cabin Data Streams Data Packages Developer Interfaces Mobile Apps Web Apps In - Car Apps Traffic Management Mapping & Navigation Construction & Real Estate Parking & Fuel Insurance Fleet & Leasing Vehicle Maintenance Car Sharing & Rental Retail & Entertainment Advertising Roadside Assistance Emergency Services Powertrain Vehicle Status Dynamics SaaS Revenue from OEMs & Tier 1s Source & Protect Unstructured Data 1 Standardize Data & Generate Insights 2 6 Monetize Data 5 Disrupt & Create New Marketplaces 3 Grow Market Demand 4 Source: Wejo management Cloud Data Centers Analytics 12

© Wejo Ltd. Wejo Engages with OEMs & Tier 1s • Data capture : Wejo enables OEMs & Tier 1s to optimize sensor data capture and transmission • Product : Wejo turns billions of data points from 100s of sensors into powerful products • Compliance and regulation: Disciplined approach to compliance and internal control policies to manage Wejo and partners’ data • Sales : Wejo sales teams working in multiple fields of use on a revenue share basis • SaaS : OEMs & Tier 1s gain mobility intelligence from their own vehicles and components, informing product roadmaps and addressing customers’ needs Why OEMs & Tier 1s Engage with Wejo 10.7 million live vehicles 50 million supply base 2021 2025 est 120+ million live vehicles est 200 million supply base 13 Source: Wejo management

© Wejo Ltd. Routes to Revenue: Data Marketplace & SaaS Source: Market sizing data per PTOLEMUS Consulting, Gartner and Wejo internal research Data fees Platform fees Product/application usage fees Licensing fees Platform and hosting fees Product/application usage fees Wejo Marketplace ~$30bn SAM Professional services Wejo SaaS ~$31bn SAM A proven, scalable business model Through its Data Marketplace and SaaS solutions, Wejo maximizes revenue opportunities from proprietary data sets and platform capabilities 14

© Wejo Ltd. Significant Customer Engagement “Wejo has been a strategic partner with Purdue in developing big data processing techniques that can be scaled nationally.”  “The Wejo data set allows us to directly measure traffic performance in real - time and make decisions in minutes.” Darcy Bullock Director, Joint Transportation Research Center, Purdue University Source: Wejo management Over 3,500 prospects From qualification to discovery 1000+ new leads every month New customer opportunities 100+ attendees At Wejo’s monthly webinars $30bn SAM Breadth & depth of target customers $35mm+ of value in evaluation 3 - year total contract value of customers in sample stages Live Customers Include 15 Pipeline & Target Customers Include 65% repeat buy 274 agreements $14mm total contracted gross sales 98% customer retention

© Wejo Ltd. Technology & Data Platform

Wejo's Proprietary Technology Positions It For Market Leadership

Wejo ADEPT (**A**utomotive **D**ata **E**xchange **P**latform & **T**echnology) is Wejo's proprietary and award-winning cloud platform designed to support and maximize the value in connected vehicle data.

Source-agnostic interfaces provide flexible integration with OEM and Tier 1 data, whilst the high-performance architecture rapidly identifies any data issues. Data is harmonized, enriched and transformed into unique intelligence products for marketplace customers and SaaS solutions for OEMs and Tier 1s.

All solutions are protected by Wejo's Regulatory Wrapper.



OEMs & Tier 1s
Data Ingress
wejo | ADEPT
Transform
Validate & Enrich
Filter & Aggregate
Data Lake
Wejo Common Data Model
Wejo Insight Model
Data Science & Machine Learning
Consent Management
Business Intelligence
Regulatory Wrapper & Information Security
Data Egress
SaaS
Fields of Use
Traffic Management
Advertising
Fleet & Leasing
Remote Diagnostics
Usage Based Insurance
Car Sharing & Rental
Roadside Assistance
Integrated Payments
SaaS Solutions for OEMS & Tier 1s

Wejo ADEPT is already performing at scale

10 TRILLION	16 BILLION	73 MILLION	391 BILLION
Data points ingested	Data points ingested per day	Journeys analyzed per day	Total miles curated

wejo © Wejo Ltd. Source: Wejo management 17

© Wejo Ltd. Wejo Marketplace & SaaS Solutions Accelerate Customer Value © Wejo Ltd. 3D PARKING INNOVATION ROAD INTELLIGENCE VEHICLE INSIGHTS Source: Wejo management 18 For Marketplace Customers For OEMs & Tier 1s

© Wejo Ltd. Financial Overview

© Wejo Ltd. 2021 - 2025 $mm 2020 A 2021 E 2022 E 2023 E 2024 E 2025 E CAGR Net Revenue $1.3 $4.3 $23 $118 $325 $764 265% % Marketplace 99% 64% 52% 72% 83% 80% % SaaS <1% 36% 48% 28% 17% 20% Gross Margin NM 9% 43% 58% 64% 69% Operating Expenses $24 $59 $121 $148 $184 $215 38% Technology and Development $8 $20 $37 $50 $62 $68 Sales and Marketing $7 $18 $37 $49 $61 $74 General and Administration $10 $21 $48 $50 $62 $72 Adjusted EBITDA - $23 - $57 - $108 - $77 $29 $318 Adjusted EBITDA Margin NM NM NM NM 9% 42% Other Information Gross Sales $4 $10 $43 $232 $621 $1,385 245% Gross Sales per Connected Vehicle $0.40 $0.71 $1.45 $4.63 $7.91 $11.65 101% Connected Vehicles on ADEPT (millions) 9 14 30 55 88 124 73% OEMs Monetizing by Region 3 7 20 27 34 41 Positioned to Grow Rapidly While Driving Profitability Revenue growth driven by higher number of live connected vehicles, new fields of use, improved OEM revenue share economics and SaaS delivered to OEMs Gross sales per connected v ehicle grows at a CAGR of ~ 101 % over the 5 - year period, driven by leveraging data across multiple fields of use and multiple products Gross Margin increases driven by leveraging technology, and change in mix of fields of use – expect continued improvement as Wejo scales Operating leverage significant in technology & development, general & administrative as well as sales & marketing Profitability breakeven point in mid - 2024E Long - term EBITDA Margin targeted at steady state of ~50% - achieve 42% by 2025 with growth in gross margin and impact of operating leverage 1 2 3 4 1 2 3 4 5 5 6 6 20 Source: Wejo management

© Wejo Ltd. Gross Sales Unit Economic Growth Factors $1.14 $2.35 $0.63 $1.86 $3.20 $0.70 $1.36 $3.23 $3.47 $3.74 $0.08 $0.37 $0.65 $0.94 $0 $0 $2 $4 $6 $8 $10 $12 $14 Advertising Traffic Info RDS Roadside Assistance Car Sharing & Rental FMS Leasing UBI Payments Traffic Management Advertising Remote Diagnostic Services Roadside Assistance 14M 30M 55M 88M 124M 2021 2022 2023 2024 2025 Vehicle Volumes Global Blended Unit Economics by Field of Use Unit Economics by Region NA $0.76 RoW $0.10 NA $1.69 RoW $0.44 NA $5.33 RoW $2.02 NA $8.87 RoW $4.05 NA $13.24 RoW $6.27 Sensor Availability & Product Sophistication $0.71 $1.45 $4.63 $7.91 $11.65 21 Source: Wejo management Advertising Traffic Info RDS Roadside Assistance Car Sharing & Rental FMS Leasing UBI Payment

© Wejo Ltd. Proposed Capital Raise Fully Funds The 5 - Year Plan Roll Out Of New Products Wejo continues to invest in its robust product pipeline to create new offerings and services for its connected vehicle data customers across existing markets and generate demand in new fields of use Wejo plans to invest in building the infrastructure required to offer SaaS to OEMs and Tier 1 Automotive Suppliers Transition from 3rd party Cloud Services to direct hosting through Wejo Cloud $105mm Regional Expansion Wejo plans to leverage its leading position in North America and continue its expansion into Europe and Rest of World $ 95 mm Source: Wejo management 22 Acceleration of OEM Onboarding Wejo continues to invest in onboarding current and future OEMs to deliver a growing supply of connected vehicle data that can be standardized, enriched and delivered to unlock new applications $125mm

Transaction Overview

Sources & Uses ($mm)

Cash in Trust[1]	$230
PIPE Proceeds[2]	125
Cash on Balance Sheet	30
Seller Rollover[3]	681
Total Sources	**$1,066**
Seller Rollover[3]	$681
Cash to Balance Sheet[1,2]	325
Estimated Transaction Expenses[4]	60
Total Uses	**$1,066**

Pro Forma Valuation ($mm)

Share Price	$10.00
x Pro Forma Shares Outstanding[1,2,3,5]	109.3
Pro Forma Equity Value	**$1,093**
- Pro Forma Cash	(325)
+ Pro Forma Debt	32
Pro Forma Implied Enterprise Value	**$800**

Multiples[6]

Enterprise Value / 2024E Net Revenue	*2.5x*
Enterprise Value / 2025E Net Revenue	*1.0x*

Illustrative Pro Forma Ownership[1,2,3,5]



5%
21%
62%
11%
Wejo Rollover Equity
PIPE Investors
SPAC Investors
VOSO Sponsor

Key Highlights

- ✓ Existing Wejo shareholders are rolling 100% of their equity
- ✓ Transaction fully funds 5-year business plan
- ✓ The transaction is targeted to close in Q3 2021 pending SEC review and satisfaction of customary closing conditions

1. Assumes no redemptions of VOSO shares
2. Reflects fully committed $125mm PIPE at $10.00 per share
3. Assumes $46.5mm existing convertible loan notes converted to equity prior to transaction close
4. Estimated transaction expenses for deferred underwriting fees, PIPE, M&A advisory, legal, accounting, and other miscellaneous deal-related expenses for Wejo and VOSO
5. Assumes a $10.00 share price. Pro forma ownership excludes dilutive impact of ~18.1mm warrants with an exercise price of $11.50, 6.0mm earn-out shares issuable to Wejo shareholders (earned ratably upon the achievement of share price thresholds of $15.00, $18.00, $21.00, and $24.00) and management equity incentive plan shares that exist or may be awarded (including 5.8mm shares issuable to Wejo's CEO if the share price reaches $50.00) and any out-of-the-money options
6. TEV / Net Revenue multiples based on 2024E and 2025E Net Revenue of $325mm and $764mm, respectively wejo © Wejo Ltd.

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© Wejo Ltd. Comparable Company Analysis ’23 - 25E 2025E 2025E 2024E / 2025E 2024E / 2025E 24 Source: Company filings, investor presentations, equity research, CapitalIQ as of 5/14/2021 1. Otonomo Investor Presentation, February 2021; Market statistics based on NASDAQ:SAII closing price as of 5/14/2021 ’23 - 25E 2025E 2025E 2024E / 2025E 2024E / 2025E Wejo High Growth Data and Information Providers Data Analytics and InfrastructureHigh Growth Vertical Software Otonomo 1 2020A - 2022E Revenue CAGR 154% 16% 28% 20% 142% 2022E Gross Margin 69% 82% 76% 61% 60% 2022E EBITDA Margin 42% 49% 12% 11% 21% EV / 2022E Revenue 2.5x / 1.0x 18.3x 19.7x 14.3x 4.1x / 1.9x EV / 2022E EBITDA 27.7x / 2.5x 35.9x NM NM 272.9x / 9.3x Operational Financial Selected Companies

© Wejo Ltd. wejo.com Thank you